BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46120
Israel

                    February 5, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Barbara C. Jacobs, Assistant Director

Re:	BluePhoenix Solutions Ltd. Form F-3, filed January 7, 2008 File No. 333-148504

Dear Mr. Jacobson:

Reference is made to the Annual Report on Form 20-F/A for the year ended December 31, 2006 of BluePhoenix Solutions Ltd.  We hereby undertake that, in our future Annual Reports on Form 20-F, including the Form 20-F for the year ended December 31, 2007, we will revise our disclosure in Item 15 (Item 15(b) in the Form 20-F/A for the year ended December 31, 2006) regarding changes in internal controls over financial reporting as follows:

•	we will delete the word “significant”; and

•	we will disclose that there have been no changes to the specified internal controls during the period covered by such report.

As discussed with our U.S. counsel, if this is acceptable to you, we will file a request for acceleration of effectiveness of the Form F-3 filed on January 7, 2008.

Please let us know if you have any further questions or comments regarding this matter.

Regards,

BLUEPHOENIX SOLUTIONS LTD.

By: /s/ Varda Sagiv
Name: Varda Sagiv
Title: Chief Financial Officer